Rule 424(b)(3)
                                                     Registration Nos. 333-23633
                                                                        33-92120

                            AMERICAN BAR ASSOCIATION
                           MEMBERS RETIREMENT PROGRAM

                          UNITS OF BENEFICIAL INTEREST
                         IN THE AMERICAN BAR ASSOCIATION
                      MEMBERS/STATE STREET COLLECTIVE TRUST
                                 ---------------

                          SUPPLEMENT DATED JUNE 2, 1997
                       TO PROSPECTUS DATED APRIL 16, 1997
                                -----------------

                                  INTRODUCTION

            This supplement to the Prospectus dated April 16, 1997 (the "Prospectus") for units of beneficial interest in the American Bar Association Members/State Street Collective Trust (the "Collective Trust") describes changes that have been made by State Street with respect to the Balanced Fund and the Growth Equity Fund. Generally, terms not defined in this supplement that are defined in the Prospectus have the same meanings given to them in the Prospectus. This supplement should be read in conjunction with the Prospectus, which accompanies this supplement or which has previously been sent to Participants. Upon written or oral request, State Street will provide a copy of the Prospectus without charge to each person to whom this supplement has been delivered. Requests for a Prospectus should be directed to State Street Bank and Trust Company, Attention ABRA Customer Service, Post Office Box 9109, Boston, Massachusetts 02209-9109; telephone number (800) 348-2272.

            As described in the Prospectus under the caption "Investment Advisors" on page 39, State Street has retained the services of various Investment Advisors to advise it with respect to certain of the Funds available as investment options under the Program. State Street exercises discretion with respect to the selection and retention of Investment Advisors and may, upon consultation with ABRA, remove an Investment Advisor at any time. State Street may, upon consultation with ABRA, also change the allocation of assets among Investment Advisors to a particular Fund. State Street has determined to make certain changes with respect to the Balanced Fund and the Growth Equity Fund. These changes are described below.

                       CHANGES TO THE BALANCED FUND

            INVESTMENT ADVISORS. Currently, Miller, Anderson & Sherrerd and Lincoln Capital Management Company serve as Investment Advisors for the Balanced Fund and each Investment Advisor provides investment advice for both debt and equity securities. Effective June 30, 1997, Lincoln Capital Management Company no longer will serve as Investment Advisor for the Balanced Fund. As of that date, State Street will engage Capital Guardian Trust Company ("Capital Guardian") and will continue to retain Miller, Anderson






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& Sherrerd, to serve as Investment Advisors to provide investment advice and arrange for the execution of purchases and sales of securities for the Balanced Fund. Capital Guardian will serve as Investment Advisor with respect to investments by the Fund in equity securities and Miller, Anderson & Sherrerd will serve as Investment Advisor with respect to investments in debt securities.

            ASSET ALLOCATION. Effective June 30, 1997, State Street will direct the allocation of the Fund's assets between debt and equity securities consistent with the Fund's strategy. This is different from State Street's current practice, which is to allocate a portion of the assets to each of the Investment Advisors, who then advise on both debt and equity securities. Effective June 30, 1997, State Street has directed that approximately 40% of the Balanced Fund's assets will be allocated to debt securities and approximately 60% will be allocated to equity securities. Contributions to and withdrawals from the Fund will be allocated so that the percentage of debt and equity securities will be as close to approximately 40% and 60%, respectively, as may be practical, taking into account the level of contributions and withdrawals and the Fund's percentage of debt and equity securities at the time of the contribution or withdrawal. State Street may change the allocation within the Fund, as well as the allocation of the contributions to and withdrawals from the Fund from time to time. Income and realized gains attributable to the assets allocated to each Investment Advisor will remain allocated to such Investment Advisor until reallocated by State Street. For additional information regarding the Investment Advisors, see the information in the Prospectus on pages 39 to 42 under the caption "Investment Advisors."

                     CHANGES TO THE GROWTH EQUITY FUND

            INVESTMENT ADVISORS. Currently, Capital Guardian, RCM Capital Management and Columbus Circle Investors are advisors for the Growth Equity Fund. Effective June 16, 1997, Columbus Circle Investors will no longer serve as an Investment Advisor. As of that date, State Street will engage Bankers Trust Company ("Bankers Trust") and, effective June, 30, 1997, State Street will engage Lincoln Capital Management Company ("Lincoln Capital") and continue to retain Capital Guardian and RCM Capital Management ("RCM Capital"), to serve as Investment Advisors to provide investment advice and arrange for the execution of purchases and sales of securities for the Growth Equity Fund. Unless changed by State Street in the future, State Street has determined that effective as of June 30, 1997, the assets and contributions to and withdrawals from the Growth Equity Fund will be allocated 25% to each of Bankers Trust, Lincoln Capital, Capital Guardian and RCM Capital. Income and realized gains attributable to the assets allocated to each Investment Advisor will remain allocated to such Investment Advisor, thereby changing the percentage of total assets of the Growth Equity Fund allocated to each Investment Advisor. An Investment Advisor with superior performance as compared to the other Investment Advisors for the Growth Equity Fund will thus provide investment advice with respect to a larger portion of the Fund than originally allocated to such Investment Advisor.






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            Bankers Trust began business in 1903 as a trust company and became a commercial bank in 1917, and it is now one of the largest commercial banks in the United States and is on the forefront of global finance, with over 15,000 employees in more than 50 countries. Its holding company, Bankers Trust New York Corporation, is headquartered in One Bankers Trust Plaza, New York, NY 10006.
The bank's client base includes major corporations, financial institutions, governments and high net worth individuals. The Global Investment Management Group ("GIM") is the firm's primary provider of asset management services. Since the 1930's, GIM and its global affiliates, including Bankers Trust Australia Limited and Japan Bankers Trust, have built one of the world's largest asset management firms. As of March 31, 1997, Bankers Trust managed over $230 billion in assets for institutional and individual clients worldwide (of which approximately $200 billion was managed by GIM). For information as to Lincoln Capital, Capital Guardian and RCM Capital, see the information in the Prospectus on pages 39 to 42 under the caption "Investment Advisors."

            INVESTMENT OBJECTIVE AND STRATEGY. As described in the Prospectus on page 26 under the captions "Investment Objective" and "Strategy," the Growth Equity Fund seeks to achieve growth of capital through increases in the value of the securities it holds and to realize income principally from dividends on such securities. The Growth Equity Fund invests primarily in common stocks and equity-type securities issued by large, well-established companies. In keeping with this objective and strategy, the portion of the Growth Equity Fund for which investment advice is obtained from Bankers Trust will be invested to replicate the Russell 1000 Growth Index, which is composed of 1,000 securities with a greater than average growth orientation. Securities in this index tend to exhibit higher price-to-book and price-to-earnings ratios, lower dividend yields and higher forecasted growth than a universe of value securities. THERE CAN BE NO ASSURANCE THAT THE INDEX PORTION OF THE GROWTH EQUITY FUND WILL ACHIEVE ITS INVESTMENT OBJECTIVE OF REPLICATING THE TOTAL RETURN OF THE RUSSELL 1000 GROWTH INDEX.

                          INVESTMENT ADVISOR FEES

            As described in the Prospectus on pages 59 to 61 under the caption "Investment Advisor Fee," a fee is paid to each Investment Advisor based on the assets allocated to that Investment Advisor. These fees are accrued on a daily basis and paid monthly from the assets of the Funds. Upon completion of the changes in Investment Advisors described above, the Investment Advisor Fees payable to the Investment Advisors referred to in this supplement will be as follows:







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          VALUE OF ASSETS IN
  BALANCED FUND, GROWTH EQUITY FUND,
   AGGRESSIVE EQUITY FUND, ALLOCATED
          TO CAPITAL GUARDIAN               RATE
        ----------------------             ------

First $20 million......................     .50%
Next $30 million.......................     .35
Next $50 million.......................     .225


          VALUE OF ASSETS IN
      BALANCED FUND ALLOCATED TO
      MILLER, ANDERSON & SHERRERD           RATE
     ----------------------------          ------

First $25 million......................     .50%
Next $50 million.......................     .25
Next $775 million......................     .15
Over $850 million......................     .125


          VALUE OF ASSETS IN
          GROWTH EQUITY FUND
     ALLOCATED TO LINCOLN CAPITAL           RATE
      --------------------------           ------

First $20 million......................     .4675%
Next $130 million......................     .35
Next $350 million......................     .25
Next $500 million......................     .20%
Over $1,000 million....................     .15%


          VALUE OF ASSETS IN
          GROWTH EQUITY FUND
       ALLOCATED TO RCM CAPITAL             RATE
       ------------------------            ------

First $10 million......................     .70%
Next $10 million.......................     .60
Next $20 million.......................     .50
Next $20 million.......................     .35
Next $40 million.......................     .30
Over $100 million......................     .25








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          VALUE OF ASSETS IN
          GROWTH EQUITY FUND
      ALLOCATED TO BANKERS TRUST            RATE
      ---------------------------          ------

First $100 million.....................     .075%
Next $100 million......................     .0375
Over $200 million......................     .010


The minimum annual fee for Bankers Trust is $75,000. The minimum fee will be paid if the portion of the Growth Equity Fund allocated to Bankers Trust is less than $100,000,000. The initial allocation will be in excess of that amount.


            The Program Expense Fee and the Trustee, Management and Administrative Fees with respect to each of the Funds will not change as a result of the changes described above.



                                          June 2, 1997